SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934


American Radio Systems Corporation
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

029161106000
(CUSIP Number)

Check the following box if a fee is being paid with this statement.
(   )

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.
029161106000

1)  Name of Reporting Person
     Lehman Brothers Holdings Inc.
     S.S. or I.R.S. Identification No. of Above Person
     13-3216325

2)  Check the Appropriate box if a Member of a Group

(a)  (   )
(b)  (   )

3)  SEC Use Only

4)  Citizenship or Place of Organization
    Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power
     -0-

6)  Shared Voting Power
    2,050,000

7)  Sole Dispositive Power
    -0-

8)   Shared Dispositive Power
     2,050,000

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     2,050,000

10) Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares
    (---)

11) Percent of Class Represented by Amount in Row 9
    8.3%

12) Type of Reporting Person
    HC/CO

CUSIP No.
029161106000

1)  Name of Reporting Person
    Lehman Brothers Finance S.A.

2)  Check the Appropriate box if a Member of a Group

(a)  (   )
(b)  (   )

3)  SEC Use Only

4)  Citizenship or Place of Organization
    Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power
    2,000,000

6)  Shared Voting Power
    -0-

7)  Sole Dispositive Power
    2,000,000

8)  Shared Dispositive Power
    -0-

9)  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,000,000

10) Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares
    (---)

11) Percent of Class Represented by Amount in Row 9 8.1%

12) Type of Reporting Person
    CO

Item 1(a).  Name of Issuer: American Radio Systems Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:
            116 Huntington Avenue
            Boston, MA 02116

Item 2(a).  Name of Persons Filing:
            Lehman Brothers Holdings Inc.
            Lehman Brothers Finance S.A.

Item 2(b).  Address of Principal Business Office:
            Lehman Brothers Holdings Inc.
            3 World Financial Center
            New York, NY  10285

            Lehman Brothers Finance S.A.
            13 Route de Florissant, 7th Floor
            211 Geneva 12 Switzerland

Item 2(c).  Citizenship or Place of Organization:
            See Item 4 of cover pages

Item 2(d).  Title of Class of Securities:
            Class A Common Stock

Item 2(e).  CUSIP Number:
            029161106000

Item 3.     Information if statement is filed pursuant to Rules
            13d-1(b) or 13d-2(b):

            Not Applicable

Item 4.     Ownership

(a)  Amount Beneficially Owned as of January 12, 1998
     See Item 9 of cover pages

(b)  Percent of Class:
     See Item 11 of cover pages

(c)  Number of shares as to which such person has:
     (i) sole power to vote or to direct the vote
     (ii) shared  power to vote or to direct the vote
     (iii) sole power to dispose or to direct the disposition
     (iv) shared power to dispose or to direct the disposition

     See Items 5-8 of cover pages

Item 5.     Ownership of Five Percent or Less of a Class

            Not Applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security being reported on by the Parent Holding Company

            The relevant subsidiary is Lehman Brothers Inc.

Item 8.     Identification and Classification of Members of the Group

            Not Applicable.

Item 9.     Notice of Dissolution of Group

            Not Applicable.


Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  February 25, 1998


LEHMAN BROTHERS HOLDINGS INC.

By:  /s/ Jennifer Marre
    --------------------
Name:  Jennifer Marre
Title: Vice President and Secretary


LEHMAN BROTHERS FINANCE S.A.

By:  /s/ Jennifer Marre
    --------------------
Name:  Jennifer Marre
Title:  Authorized Signatory